Kane Kessler, P.C.
1350 Avenue of the Americas
New York, New York 10019-4896

(212) 519-5101
jtullman@kanekessler.com

July 31, 2007

Via Edgar and Facsimile

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Attn:	Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions

Re:	Crown Crafts, Inc. Revised Definitive Proxy Statement on Schedule 14A filed by Wynnefield Partners Small Cap Value, L.P. et. al. Filed July 25, 2007 File No. 001-07604

Gentlemen:

Reference is made to the Staff’s letter from Daniel F. Duchovny, Esq. to me dated July 26, 2007 concerning compliance with Rule 14a-4(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) of a purported “proxy card” which was prepared and distributed by Broadridge Financial Solutions, Inc. (“Broadridge”) to certain beneficial owners of common stock of Crown Crafts, Inc. in connection with the proxy solicitation by the Wynnefield Group.

In response to the Staff’s inquiry, we convened a conference call on Friday, July 27, 2007 at 3:00 PM among the following participants:

Brian Breheny, Chief, Office of Mergers and Acquisitions, S.E.C.
Daniel F. Duchovny, Special Counsel,
Office of Mergers and Acquisitions, S.E.C.

Chip Pasfield, Vice President, Client Services
Broadridge Financial Solutions, Inc.

Larry Dennedy, Vice President
MacKenzie Partners, Inc.

Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.

during which the following points were discussed, among others.

•	The so-called “proxy” card in question was prepared and circulated by Broadridge, as a voting instruction form (“VIF”) for distribution to Broadridge’s clients, the banking and brokerage community.
•	Broadridge was neither an agent for nor acting on behalf of the Wynnefield Group.
•
Broadridge had modeled the VIF on the form it used in the H. J. Heinz/Peltz proxy contest in July, 2006, which Broadridge believed had been cleared by the Staff for use in similar, short slate proxy contests by Broadridge in the future.

•
The Wynnefield Group, through its counsel, had previously requested Broadridge to model the VIF on the form of proxy filed by Wynnefield Group with the SEC. Broadridge indicated that in so far their VIF was not a proxy, it did not have to follow the format that the SEC approved.

•	It would be unfair to penalize the Wynnefield Group for the form of VIF prepared and distributed by Broadridge, over which the Wynnefield Group had no control.

As a result of these discussions, it is our understanding that the following course of action was agreed and acceptable to all parties, subject to consultation by Mr. Pasfield with Broadridge’s counsel:

1.
Broadridge will promptly revise the form of VIF for use in connection with Wynnefield’s ongoing proxy solicitation and future short slate contests to comply with the requirements of Rule 14a-4(d) of the Exchange Act.

2.
The form of VIF previously distributed by Broadridge in connection with Wynnefield’s solicitation shall nonetheless be valid and votes cast using such form of VIF shall be properly counted in the election.

3.	Broadridge shall make conforming changes to internet and telephonic voting sites, and shall provide the Staff with access codes to enable the Staff to monitor Broadridge’s compliance.

In a related manner, we call to the Staff’s attention that, despite the fact that it is clear that the Wynnefield Group had no responsibility for or control over the form of VIF distributed by Broadridge to its clients, Crown Crafts has willfully and knowingly filed and disseminated proxy materials containing false, misleading and defamatory statements about the Wynnefield Group and its nominees, Mr. Nelson Obus and Mr. Frederick G. Wasserman, in violation of Rule 14a-9 of the Exchange Act.

Specifically, on July 27, 2007 and again on July 30, 2007, under cover of a press release, Crown Crafts filed a letter it sent to stockholders (a copy of which is annexed hereto as Exhibit A for ease of reference) containing the following statements, which Crown Crafts knew, or should have known, were false and misleading:

•	In bold typeset, referring to Broadridge’s form of VIF which named Mr. Chestnut as a Management Nominee, Crown Crafts stated:
“This was done without my consent in clear violation of the federal proxy rules”. (Emphasis added).

•	And again:
“What Wynnefield did creates confusion…” (Emphasis added).

This is an obvious effort by Crown Crafts to brand Wynnefield and its nominees as law breakers. Accordingly, we urgently request that the Staff take immediate action to require the Company and its management to retract such statements and file appropriate corrections to their defamatory proxy materials.

We further call the Staff’s attention to the additional definitive proxy material filed by Crown Crafts on July 27, 2007, which contains a number of statements which Crown Crafts and its management know to be false and misleading in violation of Rule 14a-9. (copy of pages 24 and 26 of such filing are annexed hereto as Exhibit B for ease of reference).

•	Under the caption “Proxy Contests Overview”, Crown Crafts states:
“The Wynnefield nominees have little relevant experience serving on public company boards.”(Emphasis added.)

In fact, it is a matter of public record and well known to Crown Craft management that both Mr. Obus and Mr. Wasserman have or currently serve on a number of boards of public companies operating in a variety of industries. These include, in the case of Mr. Obus:

Layne Christensen Company - member of Compensation Committee and Audit Committee
Gilman & Ciocia
Sylvan Food Holdings, Inc. (from June 2000 to June 2004)

and in the case of Mr. Wasserman:

Acme Communications - Nominating Committee Chairman; member of Audit Committee

AfterSoft Group Inc. - Audit Committee Chairman

Allied Defense Group Inc. - member of Audit and Governance and Ethics Committees

Breeze Eastern Corporation - Audit Committee Chairman, member of Governance and Nominating and Compensation Committee (pending)

Gilman & Ciocia - Compensation Committee Chairman and member of Audit  Committee

TeamStaff, Inc - Chairman of Audit Committee and member of Special Committee

•	“Wynnefield is seeking a quick sale of the Company.”(“Emphasis added.”)

Nothing could be further from the truth. As stated repeatedly in its proxy materials, Wynnefield has been a shareholder since 1999, and has long advocated that the Board be open minded and consider, with the help of a qualified, independent financial advisor, a variety of alternatives, including a share buy-back program, possible sale of non-performing divisions and appropriate reallocation of capital, to increase stockholder value.

•	“Wynnefield has previously encouraged the Company to take actions that, if followed, would have cost the Company more than $4.5 million.” (Emphasis added.”)

This statement is sheer fantasy, false and misleading and has no basis in fact. At no time has Wynnefield advocated any course of action other than to request the Board to consider a variety of possible actions that would increase shareholder value.

We trust that you will act promptly to require appropriate corrective action by the Company and its management.

Thank you for your attention to these matters.

Very truly yours, /s/ Jeffrey S. Tullman Jeffrey S. Tullman

Enclosures

EXHIBIT "A"

Crown Crafts, Inc.

ONLY A VOTE ON THE <u>WHITE</u> PROXY CARD IS A VOTE FOR MANAGEMENT AND YOUR BOARD

July 27, 2007

Dear Fellow Crown Crafts Stockholder:

As you know, Crown Crafts will hold its annual meeting of stockholders on August 14, 2007. At that meeting, stockholders will choose between a slate of directors nominated for re-election by your Board – William T. Deyo, Jr., Steven E. Fox and myself – and a slate of directors nominated by the Wynnefield Group.

Recently, I received a Gold proxy card that had been mailed on behalf of Wynnefield in connection with their solicitation. To my disbelief, the slate of directors listed on this Gold proxy card specifically included me by name, unlike the proxy card that Wynnefield had previously filed with the SEC. **This was done without my consent in clear violation of the federal proxy rules.**

What Wynnefield did creates confusion and could make you think that I supported their position and had lent my name, stature and reputation to the election of their slate of nominees, which could not be any further from the truth. I would never give permission for Wynnefield to associate me with any of their nominees.

I urge all stockholders to carefully review any proxy card before voting it and to vote only the **<u>WHITE</u>** proxy card sent to you by the Company. I urge you not to vote a Gold proxy card and to discard all Gold proxy cards that you may have received. **A vote on a Gold proxy card, even though it may list me as a named nominee, is not a vote for management.** Only your latest dated proxy will be counted, so if you have previously voted a Gold proxy card, believing it to be a vote for management, please vote again as soon as possible on the **<u>WHITE</u>** proxy card.

Thank you for your continued support.

E. Randall Chestnut
Chairman, President and Chief Executive Officer

Table of Contents

EXHIBIT "B"

PROXY CONTEST OVERVIEW

- Wynnefield Partners, led by Nelson Obus, which holds 14.6% of outstanding shares, has launched a proxy fight to replace two independent directors.
- The Wynnefield nominees have little relevant experience serving on public company boards.
- The SEC has charged Obus with having engaged in acts of fraud and deceit and seeks to bar Obus from serving as an officer or director of any public company
- Frederick G. Wasserman, one of Wynnefield's nominees, has represented Wynnefield in an "observer status" on the board for the past 18 months.

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